Via Facsimile and U.S. Mail
Mail Stop 4720

September 21, 2009

Mark W. Durand
SVP & Chief Financial Officer
Watson Pharmaceuticals Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: **Watson Pharmaceuticals, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 1-13305

Dear Mr. Durand:

    We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief